SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Proxy Materials for Annual Shareholder Meeting

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by MediWound Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming 2022 annual general meeting of shareholders, which is scheduled to be held on July 19, 2022:

1.	Notice of 2022 Annual General Meeting, and Proxy Statement, each dated June 9, 2022, annexed as Exhibit 99.1 hereto.

2.	Proxy Card for shareholders of record as of June 10, 2022, annexed as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2022	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Annual General Meeting and Proxy Statement, dated June 9, 2022, in connection with the Annual General Meeting of Shareholders of the Company scheduled to be held on July 19, 2022.

99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held on July 19, 2022.